EXHIBIT 99.1

FERGUSON PLC
(THE "COMPANY")

NOTICE OF DIVIDEND CURRENCY EXCHANGE RATE – FINAL DIVIDEND 2021

On September 28, 2021, the Company announced its intention to pay a final dividend of 166.5 US cents per share (“Final Dividend”), subject to shareholder approval at the Company’s Annual General Meeting on December 2, 2021 (“AGM”).

Eligible shareholders will receive their dividends in US dollars (“USD”), unless an election to receive dividends in pounds sterling (“GBP”) is completed and registered with the Company’s registrars. The deadline for the currency election in respect of the Final Dividend, was November 12, 2021 and was communicated to shareholders on September 28, 2021.

Set out below is the currency exchange rate for shareholders who will receive the Final Dividend in GBP:

Dividend declared	Exchange rate (GBP/USD)	Dividend to be paid for shareholders receiving dividends in GBP

166.5 US cents per share	1.3451	123.78 pence per share

If approved at the AGM, the Final Dividend will be paid on December 10, 2021 to shareholders who were on the register as at 8:00pm (ET) on October 29, 2021.

Enquiries:

Graham Middlemiss, Group Company Secretary (+44 (0) 118 927 3800)

Brian Lantz, Vice President IR and Communications (+1 224 285 2410)